SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2005
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)
Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
EX-1 LETTER TO SEC DATED SEP 28, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 28th September, 2005	HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
		Name:	Vinod Yennemadi
		Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

1	Letter dated 28th September, 2005 addressed to The New York Stock Exchange, USA, intimating about purchase of 38,25,000 equity shares of HDFC Securities Limited by the Bank and thereby making it a subsidiary of the Bank.